SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

06019463

RECEIVED
2006 DEC 21 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 18, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
DEC 26 2006
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dw 12/21

RECEIVED
2006 DEC 21 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

Insurance Policy Purchase

On December 15, 2006, the BOD of Samsung Electronics authorized to renew the severance payment insurance policy with Samsung Life.

▫ **Details**

1. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.
2. Insurance policy purchase date: December 31, 2006
3. Insurance details
   - Total premium: KRW 261.9 billion (taking into account KRW 15.7 billion of future interest accruals and the interim payment of KRW 162.3 billion, the actual premium to be paid is KRW 83.9 billion)
     ※ Samsung Life will pay 59% of severance pay in case a Samsung Electronics employee leaves the company.
   - Insurance period: December 31, 2006 to December 30, 2007
   - Premium payment: payment in full
   - Interest rate: 4.1 % (floating rate)